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                             December 17, 2021

       Matthew McElroy
       Chief Financial Officer
       KnightSwan Acquisiton Corp
       99 Wall Street
       Suite 460
       New York, NY 10005

                                                        Re: KnightSwan
Acquisiton Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 9,
2021
                                                            CIK No. 0001885444

       Dear Matthew McElroy:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Raphael M. Russo